ALAMOS GOLD INC.

June 30, 2006

(Unaudited - stated in thousands of United States dollars)

INDEX

Notice to reader

Interim Consolidated Financial Statements

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Consolidated Balance Sheets

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Consolidated Statements of Earnings (Loss) and Deficit

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Consolidated Statements of Cash Flows

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Notes to Interim Consolidated Financial Statements

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements of Alamos Gold Inc. including the accompanying consolidated balance sheets as at June 30, 2006 and December 31, 2005 and the consolidated statements of earnings and deficit and cash flows for the three and six-month periods ended June 30, 2006 and 2005 are the responsibility of the Company’s management. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles for interim financial statements.

ALAMOS GOLD INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - stated in thousands of United States dollars)

	Note Ref.	June 30, 2006	December 31, 2005
A S S E T S
Current Assets
Cash and cash equivalents		$13,489	$4,519
Restricted cash	10	76	1,219
Fair value of forward contracts	17	59	966
Amounts receivable	3	4,653	3,862
Advances and prepaid expenses	4	3,144	1,935
Inventory	5	18,091	9,989
		39,512	22,490
Deferred financing charges	6	-	1,183
Long-term investment	8	1,100	-
Mineral property held for sale	8	-	1,013
Mineral property, plant and equipment	7	107,965	101,514
		$148,577	$126,200
L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		$3,124	$5,323
Bank loan	10	3,000	3,000
Current portion of capital lease obligations	9	1,200	1,190
		7,324	9,513
Future income taxes		160
Capital lease obligations	9	6,314	3,616
Convertible debenture	10	1,134	33,326
Asset retirement obligations	11	2,190	2,100

S H A R E H O L D E R S’ E Q U I T Y
Share capital	12	157,207	87,830
Warrants		-	265
Convertible debenture	10	306	9,983
Contributed surplus	13	3,250	3,170
Deficit		(29,308)	(23,603)
		131,455	77,645
		$148,577	$126,200

See notes to interim consolidated financial statements

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND DEFICIT

(Unaudited - stated in thousands of United States dollars, except per share amounts)

	For the three-month periods ended		For the six-month periods ended
	June 30		June 30
	2006	2005	2006	2005
OPERATING REVENUES
Gold sales	$14,700	-	$27,190	-

OPERATING EXPENSES
Mining and processing	6,195	-	13,170	-
Royalties	750	-	750	-
Amortization	2,030	56	3,961	117
Exploration	1,468	147	1,875	389
Corporate and administrative	1,389	1,033	2,104	1,683
Stock-based compensation	640	927	780	927
Accretion of asset retirement obligations	39	3	77	5
	12,511	2,166	22,717	3,121
EARNINGS (LOSS) FROM OPERATIONS	2,189	(2,166)	4,473	(3,121)

Interest income	123	324	187	605
Interest expense	(805)	(304)	(1,588)	(618)
Financing charges	(161)	(34)	(301)	(88)
Accretion of convertible debenture discount	(445)	(208)	(930)	(453)
Foreign exchange loss	(1,010)	(85)	(1,009)	(179)
Other loss	(318)	-	(387)	-

(Loss) earnings before income tax for the period	(427)	(2,473)	445	(3,854)
Future income taxes	140	-	(160)	-
(Loss) earnings for the period	(287)	(2,473)	285	(3,854)
Deficit, beginning of period	(23,031)	(15,537)	(23,603)	(14,156)
Conversion of convertible debentures	(5,990)	-	(5,990)	-
Deficit, end of period	$(29,308)	$(18,010)	$(29,308)	$(18,010)

Loss per share – basic (note 16)	$(0.08)	$(0.03)	$(0.07)	$(0.05)

Weighted average number of common shares outstanding (note 16)	83,289,000	77,147,000	81,532,000	77,121,000

See notes to interim consolidated financial statements

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - stated in thousands of United States dollars)

	For the three-month periods		For the six-month periods
	ended June 30		ended June 30
Cash provided by (used for):	2006	2005	2006	2005
Operating Activities
(Loss) earnings for the period	$ (287)	$ (2,473)	$ 285	$ (3,854)

Adjustments for items not involving cash:
Amortization	2,030	56	3,961	117
Accretion of asset retirement obligations	39	3	77	5
Foreign exchange loss (gain) on convertible debenture	1,557	(364)	1,491	406
Fair value of forward contracts	664	-	907	-
Interest expense settled with common shares	835	-	835	-
Future income taxes	(140)	-	160	-
Accretion of convertible debenture discount	445	208	930	453
Loss on settlement of convertible debenture	414	-	414	-
Amortization of deferred financing charges	161	61	301	101
Stock-based compensation	640	927	780	927
Changes in non-cash working capital:
Amounts receivable	(345)	(138)	(791)	(330)
Inventory	(3,528)	(546)	(5,520)	(546)
Prepaid expenses	(21)	29	(75)	23
Accounts payable and accrued liabilities	(1,381)	638	(2,199)	854
	1,083	(1,599)	1,556	(1,844)
Investing Activities
Short-term investments	-	-	-	15,000
Deposits and advances to contractors	(514)	(1,886)	(1,134)	(2,399)
Mineral property, plant and equipment	(8,712)	(14,785)	(13,068)	(25,466)
	(9,226)	(16,671)	(14,202)	(12,865)
Financing Activities
Convertible debenture issued	-	-	-	40,306
Common shares issued	7,519	133	17,765	1,093
Bank loan	(3,000)	-	-	-
Capital lease advances	3,023	-	3,023	-
Capital lease repayments	(126)	-	(315)	-
Restricted cash	2,281	-	1,143	(2,355)
Deferred financing charges	-	(100)	-	(1,716)
	9,697	33	21,616	37,328

Net increase (decrease) in cash and cash equivalents	1,554	(18,237)	8,970	22,619
Cash and cash equivalents - beginning of period	11,935	53,983	4,519	13,127
Cash and cash equivalents - end of period	$13,489	$35,746	$13,489	$35,746
Supplemental information:
Interest paid	$ 220	$ -	$ 1,535	$ -

See notes to interim consolidated financial statements

ALAMOS GOLD INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - stated in United States dollars except where indicated)

1.  NATURE OF OPERATIONS

Alamos Gold Inc. and its wholly owned subsidiaries (the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals in Mexico. The Company owns and operates the Mulatos mine. In addition, the Company holds the mineral rights to the Salamandra group of concessions in the state of Sonora, Mexico which includes more than nine known satellite gold occurrences.

2. ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These interim financial statements have been compiled in United States dollars in accordance with accounting principles generally accepted in Canada for interim reporting using the same accounting policies and measurement criteria as those utilized in the preparation of the Company’s audited consolidated financial statements for the years ended December 31, 2005 and 2004. These interim financial statements do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the annual consolidated financial statements and related notes thereto.

3. AMOUNTS RECEIVABLE

	June 30, 2006	December 31, 2005
	($000)	($000)

Accounts receivable	146	406
Mexican value added tax recoverable	4,507	3,456
	4,653	3,862

4. ADVANCES AND PREPAID EXPENSES

	June 30, 2006	December 31, 2005
	($000)	($000)

Advances and deposits	2,774	1,640
Prepaid expenses	370	295
	3,144	1,935

5. INVENTORY

	June 30, 2006	December 31, 2005
	($000)	($000)

Precious metals dore and refined precious metals	326	793
In-process precious metals	14,974	7,818
Parts and supplies	2,791	1,378
	18,091	9,989

6. DEFERRED FINANCING CHARGES

In conjunction with the early conversion of the majority of the Company’s outstanding convertible debentures (Note 10), related deferred financing charges were charged to share capital.

	June 30, 2006	December 31, 2005
	($000)	($000)

Convertible debenture	1,222	1,222
Bank loan	316	316
Less: accumulated amortization	(656)	(355)
Less: write-off of deferred financing charges	(882)	-
	-	1,183

7. MINERAL PROPERTY, PLANT AND EQUIPMENT

In 2003 the Company acquired a 100% interest in certain properties within the Salamandra group of concessions which currently comprises approximately 28,800 hectares, in consideration for the payment of CDN$11,154,000 in acquisition costs and assigned expenses.  Production from the acquired properties is subject to a sliding scale net smelter royalty on the first 2,000,000 ounces of gold production from certain concessions. The royalty commences at 1% when the price of gold is less than $300 per ounce, rising to 5% when the price of gold exceeds $400 per ounce.

Included within the Salamandra group of concessions is the Mulatos mine. In June 2004, the Company completed a feasibility study on a portion of the Mulatos property known as the Estrella Pit Development. The Mulatos mine began operations in 2005.

	June 30, 2006			December 31, 2005
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	($000)	($000)	($000)	($000)
Mineral property and mine development	44,575	2,372	42,203	42,083
Mining plant and equipment	62,219	5,500	56,719	53,558
Assets under capital lease	9,409	642	8,767	5,690
Office and computer equipment	376	100	276	183
	116,579	8,614	107,965	101,514

8. LONG-TERM INVESTMENT

Effective June 15, 2006, the Company sold its La Fortuna Property to Morgain Minerals Inc. (“Morgain”) for consideration of five million common shares of Morgain and a 1% net smelter royalty (“NSR”) on future production from the La Fortuna Property. No gain or loss was recognized on the sale. The share consideration received was valued at $1,100,000 and classified as a non-current asset on the Company’s balance sheet.

9.  CAPITAL LEASE OBLIGATIONS

The Company enters into leasing arrangements with financing companies for mining equipment. As at June 30, 2006, the Company had entered into eight leases. The maximum term of each lease is five years, with payments totaling $164,000 per month over the term of the leases. The obligations under capital lease bear interest at LIBOR plus 4.1%. Minimum payments are $1,775,000 in 2006 and $1,968,000 per annum for 2007 through 2010. The amount of interest expense related to the obligations under capital lease included in the determination of earnings for the six-month period ended June 30, 2006 was $196,000 (2005 - $nil). The Company has the right to re-pay the outstanding balance of the leases at any time.

10. DEBT

Convertible Debenture

Effective February 2, 2005, the Company issued a CDN$50 million aggregate principal amount 5.5% convertible unsecured subordinated debenture maturing on February 15, 2010.

Interest on the convertible debenture is payable semi-annually in arrears on February 15 and August 15 of each year at an annual rate of 5.5%. Under the terms of the trust indenture, the debenture was convertible into common shares at a rate of 18.86792 common shares for each CDN$100 principal amount of debenture on maturity.

On May 30, 2006, the Company received approval from a majority of the holders of the debenture to amend the terms of the trust indenture to allow for early conversion of the outstanding debenture.

Effective June 22, 2006, debentures representing CDN$44,615,000 or approximately 89% of the outstanding pre-conversion balance were converted into common shares at an incentive conversion ratio of 20.5907 common shares for each CDN$100 principal of debenture resulting in the issuance of 9,186,541 common shares. Accrued interest related to the converted debentures was settled through the issuance of common shares at 18.86792 common shares for each CDN$100 of accrued interest resulting in the issuance of 159,824 common shares.

On June 30, 2006, debentures representing CDN$3,829,000 or approximately 8% of the outstanding pre-conversion balance were converted into common shares at an incentive conversion ratio of 20.3824 common shares for each CDN$100 principal of debenture resulting in the issuance of 780,441 common shares. In addition, accrued interest related to the converted debentures was settled through the issuance of common shares at 18.86792 common shares resulting in the issuance of 14,696 common shares.

The fair market value of the additional share consideration issued as a result of the induced conversion ratio was allocated to the liability and equity elements of the convertible debenture based on the change in relative fair values between the date of issuance and the date of the conversion. Non-cash debt settlement expense of $414,000 was charged to earnings for the period, and $5,990,000 was charged to retained earnings.

At June 30, 2006, in accordance with the terms of the trust indenture, a trust account held CDN$83,000 plus accumulated interest (total $76,000) for payment of interest related to the outstanding debentures from February 16, 2006 to February 15, 2007.

Bank loan

On July 21, 2005, the Company obtained a bank line of credit consisting of a $10 million unsecured one year extendible revolving facility and a non-margin hedging line. Interest is payable at a rate of 2.75% above applicable LIBOR on the drawn portion of the facility, and 0.75% on the un-drawn portion. The initial term is for one year, and may be extended at the discretion of the lender for two additional one-year terms.  On February 7, 2006, the bank agreed to increase the amount available to the Company under the line of credit to $16 million over the life of the facility. As at June 30, 2006 the Company was advanced $3 million related to this facility. On July 21, 2006 the line of credit was extended at the Company’s request in the amount of $10 million for an additional one-year term.

11. ASSET RETIREMENT OBLIGATIONS

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to operations. In addition, the fair value is added to the carrying amount of the Company’s mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the mine.

Continuity of asset retirement obligations for the six-month period ended June 30, 2006:

($000)
Obligations at January 1, 2006	2,100
Liabilities incurred	13
Accretion of discounted cash flows	77
Obligations at June 30, 2006	2,190

The assumptions used in the determination of the asset retirement obligations are as follows:

Estimated cost ($000)	4,290
End of mine life	2015
Discount rate	7.25%

12.    SHARE CAPITAL

a)

Authorized share capital of the Company consists of unlimited common shares without par value.

	June 30, 2006 (6 months)		December 31, 2005 (12 months)
	Number of Shares	Amount ($000)	Number of Shares	Amount ($000)
Outstanding at start of period	77,466,118	87,830	76,777,918	86,170
Exercise of stock options	968,983	2,575	192,500	237
Conversion of convertible debenture	10,146,219	50,734	-	-
Exercise of warrants	4,754,300	15,368	495,700	1,423
Transfer of contributed surplus to share capital	-	700	-	-
Outstanding at end of period	93,335,620	157,207	77,466,118	87,830

b)

Stock options outstanding at June 30, 2006

Number	Expiry Date	Exercise Price
		CDN $
758,000	May 24, 2011	8.90
181,000	December 23, 2010	6.35
940,000	June 3, 2010	3.73
125,000	December 16, 2009	3.50
765,000	June 25, 2009	2.25
227,000	May 24, 2009	8.90
110,000	February 12, 2009	2.75
382,500	December 23, 2008	6.35
863,500	December 9, 2008	2.50
370,000	July 23, 2008	1.13
65,000	June 2, 2008	3.73
50,000	January 30, 2008	0.76
150,000	July 22, 2007	1.00
235,000	June 25, 2007	2.25
150,000	June 3, 2007	1.16
5,372,000	Weighted average exercise price	4.10

Summary of stock option activity:

	June 30, 2006 (6 months)		December 31, 2005 (12 months)
	Number	Weighted average exercise price	Number	Weighted average exercise price
		CDN $		CDN $
Outstanding at start of period	5,355,983	3.03	3,603,483	2.11
Granted	985,000	8.90	1,945,000	4.57
Exercised	(968,983)	3.05	(192,500)	1.48
Outstanding at end of period	5,372,000	4.10	5,355,983	3.03

c)

Summary of warrant activity:

	June 30, 2006 (6 months)		December 31, 2005 (12 months)
	Number	Weighted average exercise price	Number	Weighted average exercise price
		CDN $		CDN $
Outstanding at start of period	4,754,300	3.67	4,900,000	3.50
Issued	-	-	350,000	5.80
Exercised	(4,754,300)	3.67	(495,700)	3.50
Outstanding at end of period	-	-	4,754,300	3.67

13.  STOCK-BASED COMPENSATION

The Company has a stock option plan, originally approved by the Board of Directors (the “Board”) on April 17, 2003, to allow the Company to grant incentive stock options to its directors, officers, employees and consultants. At the Company’s annual general meeting held on May 24, 2005, the shareholders of the Company approved an amendment to the Company’s stock option plan. Under the amended stock option plan, the number of shares reserved for issuance cannot exceed 10% of the total number of shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.

Effective May 24, 2006, the Company granted incentive stock options to its directors, officers and employees to purchase up to a total of 985,000 common shares in the capital of the Company at an exercise price of CDN$8.90 per share. The options granted to directors and officers are exercisable for a five-year period, and options granted to employees are exercisable for a three-year period. All of the 985,000 incentive stock options granted vest 20% on the date of grant, and 20% at each six-month interval following the date of grant.

The fair value of stock options granted were estimated using the Black-Scholes option pricing model with the following assumptions:

For options granted in the three-month period ended	June 30, 2006	June 30, 2005

Risk-free rate	4.00%	3.00%
Expected dividend yield	nil	Nil
Expected stock price volatility	50%	50%
Expected option life, based on terms of the grants (months)	27	18-30
Per share fair value of options granted	$2.54	$0.82

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants.

As at June 30, 2006, 4,221,000 stock options are vested and outstanding. The remaining 1,151,000 stock options vest over the following 23 months.

Subsequent to June 30, 2006, 35,000 stock options were exercised at an average exercise price of CDN$5.60.

14.  RELATED PARTY TRANSACTIONS

A director of the Company was paid $26,000 during the six-month period ended June 30, 2006 ($34,000 during the same period of 2005) for management and administrative services pursuant to a monthly services contract. These services have occurred in the normal course of operations and are measured at their fair value as determined by management.

15.

SEGMENTED REPORTING

The Company operates in one business segment, the exploration, mine development and extraction of precious metals, primarily gold, in two geographic areas, Canada and Mexico.

	June 30,	December 31,
	2006	2005
	($000)	($000)
Assets, by geographic segment (at amortized cost)
Mexico	137,237	119,952
Canada	11,340	6,248
	148,577	126,200

Six-month period ended June 30			2006			2005
	Mexico	Canada	Total	Mexico	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)
Revenues	27,190	-	27,190	-	-	-
Earnings (loss)	7,431	(7,146)	285	(734)	(3,120)	(3,854)

16.

LOSS PER SHARE

Loss per share for the three and six-month periods ended June 30, 2006 and 2005 has been calculated as presented in the table below. Diluted loss per share has not been disclosed as it is anti-dilutive.

	For the three-month periods ended June 30		For the six-month periods ended June 30
	2006	2005	2006	2005
	($000)	($000)	($000)	($000)

(Loss) earnings for the period	(287)	(2,473)	285	(3,854)
Conversion of convertible debentures (Note 10)	(5,990)	-	(5,990)	-
(Loss) earnings available to common shareholders	(6,277)	(2,473)	(5,705)	(3,854)

Weighted average number of common shares outstanding	83,289,000	77,147,000	81,532,000	77,121,000

Loss per share - basic	$(0.08)	$(0.03)	$(0.07)	$(0.05)

17.

COMMITMENTS AND CONTINGENCIES

During 2006, the Company entered into capital leases as described in Note 9.

At June 30, 2006 the Company had contracts to acquire $4 million Canadian dollars in July 2006. The marked to market value of these foreign exchange forward contracts was a gain of $125,000 at June, 2006.

At June 30, 2006, The Company had outstanding gold forward contracts to sell 5,800 ounces of gold in July 2006. These contracts were not designated as hedges at inception. The marked to market value of these contracts was a loss of $66,000 at June 30, 2006.

Production royalties, on a sliding scale to the price of gold, at 5% of gold revenue with gold above $400 per ounce, are payable to the royalty owners on a quarterly basis.

18.

RECLASSIFICATION

Certain comparative figures have been reclassified to conform to the current period presentation.